Sullivan & Worcester LLP	T 202 775 1200
1666 K Street NW	F 202 293 2275
Washington, DC 20006	www.sandw.com

February 5, 2009

VIA EDGAR

EDGAR Operations Branch

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Virtus Equity Trust

(Virtus Strategic Growth Fund)

CIK 0000034273

(File No. 333-156656)

Ladies and Gentlemen:

This letter sets forth responses to oral comments received from Brion Thompson of the staff of the Securities and Exchange Commission (the “SEC”) on February 2, 2009, with respect to the registration statement on Form N-14 that was filed by Virtus Equity Trust (the “Trust”) on January 9, 2009, relating to the reorganization of Virtus All-Cap Growth Fund, a series of the Trust, into Virtus Strategic Growth Fund, another series of the Trust. Where noted, changes, as applicable, have been made to the prospectus/proxy statement and pro forma combining financial statements. Revised pages of the foregoing documents are attached.

Set forth below is each comment and the Fund’s response thereto.

1.	Comment: Federal Income Tax Consequences, page 19 – please discuss the possible loss of capital loss carryforwards of All Cap Growth that are described in Footnote 7 of the pro forma financials.

Response: Comment has been withdrawn pursuant to telephone discussion. No change has been made.

2.	Comment: Capitalization table, page 20 — the footnotes should be moved directly to the sections they are related to – footnote (a) to Net Assets, and footnote (b) to Shares Outstanding.

Response: Requested change has been made.

BOSTON        NEW YORK        WASHINGTON, DC

U.S. Securities and Exchange Commission

February 5, 2009

3.	Comment: Information Concerning the Meeting and Voting Requirements, page 25 – please discuss the reasonableness of the size of the reorganization costs.

Response: After coordinating several mergers among the Virtus Funds, the Adviser has a baseline expense model and expectation that is used for each merger which assumes certain legal, accounting, solicitation, printing, mailing and other costs. When compared against previous mergers the Adviser believes that the costs of this merger are reasonable and in line with the general model and expectations.

Further disclosure in the prospectus/proxy statement is not required under the Securities Act of 1933 or the General Rules and Regulations thereunder, and consistent with past practice, additional information has not been added.

4.	Comment: In the Expense Examples on page 11 of the prospectus/proxy statement, the staff calculates some of the expenses as follows:

	1 Year	3 Years	5 Years	10 Years
All-Cap Growth Class A		$1,048	$1,391	$2,356
Strategic Growth Class A		$1,001	$1,312	$2,190
All-Cap Growth Class B	$737	$1,030	$1,450	$2,489
Strategic Growth Class B	$721	$982	$1,369	$2,323
Strategic Growth Pro Forma Class B	$709	$946	$1,308	$2,197
Strategic Growth Class C		$682	$1,169	$2,513

Response: The expense examples have been modified for Class A and Class C shares. Class B expense examples remain unchanged.

5.	Comment: In the Notes to the pro forma financial statements beginning on page F-9, please add disclosure that some numbers in the pro forma financial statements are based on estimates that go beyond the fair value of certain securities.

Response: Disclosure is present under Note 1 to the pro forma financial statements, so no change has been made.

6.	Comment: In the Notes to the pro forma financial statements beginning on page F-9, please add disclosure in the pro forma financial Notes explaining how the merger costs were allocated.

U.S. Securities and Exchange Commission

February 5, 2009

Response: The requested disclosure has been added to Note 1 to the pro forma financial statements.

7.	Comment: Add Tandy disclosures.

Response: The requested language is set forth below.

The Fund acknowledges that:

1)	it is responsible for the adequacy and accuracy of the disclosure in its filing of the above-referenced registration statement;

2)	staff comments or changes to disclose in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

3)	the Fund may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Any questions or comments with respect to this filing may be directed to the undersigned at (202) 775-1227.

Very truly yours,

/s/ Arie Heijkoop, Jr.
Arie Heijkoop, Jr.

Enclosures

cc:	Kevin J. Carr, Esq.

Robert N. Hickey, Esq.

Examples of Fund Expenses

	Class A
	One Year	Three Years	Five Years	Ten Years
All-Cap Growth	$727	$1,048	$1,391	$2,356

Strategic Growth	$712	$1,001	$1,312	$2,190

Strategic Growth (Pro Forma)	$701	$967	$1,253	$2,065

	Class B
	One Year	Three Years	Five Years	Ten Years
All-Cap Growth	$637	$930	$1,249	$2,486

Strategic Growth	$621	$882	$1,170	$2,323

Strategic Growth (Pro Forma)	$609	$846	$1,109	$2,200

	Class C
	One Year	Three Years	Five Years	Ten Years
All-Cap Growth	$337	$731	$1,251	$2,677

Strategic Growth	$321	$682	$1,169	$2,513

Strategic Growth (Pro Forma)	$309	$646	$1,109	$2,392

You would pay the following expenses if you did not redeem your shares:

	Class B
	One Year	Three Years	Five Years	Ten Years
All-Cap Growth	$237	$730	$1,249	$2,486

Strategic Growth	$221	$682	$1,170	$2,323

Strategic Growth (Pro Forma)	$209	$646	$1,109	$2,200

	Class C
	One Year	Three Years	Five Years	Ten Years
All-Cap Growth	$237	$731	$1,251	$2,677

Strategic Growth	$221	$681	$1,167	$2,508

Strategic Growth (Pro Forma)	$209	$646	$1,109	$2,392

How do the Funds’ performance records compare?

The following charts show how the Class A shares of All-Cap Growth and Strategic Growth have performed in the past. The Class A shares of All-Cap Growth commenced operations on June 24, 1986, and the Class B and Class C shares commenced operations on January 3, 1994. The Class A and Class B shares of Strategic Growth commenced operations on October 16, 1995, while the Class C shares commenced operations on November 3, 1997.

All-Cap Growth, a series of the Trust (“Successor Fund”), is the successor of the Phoenix All-Cap Growth Fund, a series of Phoenix Investment Trust 06 (“All-Cap Predecessor Fund”), resulting from a reorganization of the All-Cap Predecessor Fund with and into the Successor Fund on March 10, 2008. The All-Cap Predecessor Fund and the Successor Fund have identical investment objectives and strategies. The Successor Fund has adopted the past performance of the All-Cap Predecessor Fund as its own. Therefore the performance tables below include the performance of the shares of the All-Cap Predecessor Fund prior to All-Cap Growth’s commencement date.

11

Strategic Growth’s utilization after the Reorganization of any pre-Reorganization losses realized by All-Cap Growth to offset income or gain realized by Strategic Growth could be subject to limitation. Shareholders of All-Cap Growth should consult their tax advisers regarding the effect of the Reorganization in light of their individual circumstances.

Pro Forma Capitalization

The following table sets forth the capitalization of the Funds as of September 30, 2008, and the capitalization of Strategic Growth on a pro forma basis as of that date, giving effect to the proposed acquisition of assets at net asset value. The pro forma data reflects an exchange ratio of approximately 1.30 Class A shares, 1.17 Class B shares and 1.17 Class C shares of Strategic Growth for each Class A, Class B and Class C share, respectively, of All-Cap Growth.

Capitalization of All-Cap Growth, Strategic Growth and

Strategic Growth (Pro Forma)

	All-Cap Growth	Strategic Growth	Adjustments	Strategic Growth (Pro Forma) After Reorganization
Net Assets (in 000s)(a)

Class A	$59,795	$106,102	$(53)	$165,844

Class B	2,522	4,326	(2)	6,846

Class C	5,886	2,789	(1)	8,674

Class I	—	4,739	(3)	4,736
Total Net Assets	$68,203	$117,956	$(59)	$186,100
Net Asset Value Per Share

Class A	$10.33	$7.96		$7.96

Class B	$8.27	$7.08		$7.08

Class C	$8.27	$7.08		$7.09
Class I	—	$8.01		$8.00
Shares Outstanding (in 000s)

Class A	5,789	13,333	1,723	20,845

Class B	305	611	51	967

Class C	712	394	118	1,224

Class I	—	592	—	592
Total Shares Outstanding	6,806	14,930	1,892 (b)	23,628
(a)	Reflects $90,000 of estimated merger-related expenses
(b)	Reflects change in shares outstanding due to an increase of Class A, Class B and Class C shares of Strategic Growth in exchange for Class A, Class B and Class C shares, respectively, of All-Cap Growth based on the net asset value of Strategic Growth’s Class A, Class B and Class C shares, respectively, at September 30, 2008.

The table set forth above should not be relied upon to reflect the number of shares to be received in the Reorganization; the actual number of shares to be received will depend upon the net asset value and number of shares outstanding of each Fund at the time of the Reorganization.

20

Virtus Strategic Growth Fund/Virtus All-Cap Growth Fund

Notes to Pro Forma Combining Financial Statements

September 30, 2008 (Unaudited)

1. Basis of Combination

The accompanying unaudited Pro Forma Combining Schedule of Investments, Statement of Assets and Liabilities and Statement of Operations are presented to show the effect of the proposed merger of the Virtus All-Cap Growth Fund (“Merging Fund”) into Virtus Strategic Growth Fund (“Surviving Fund”). Under the terms of the Plan of Reorganization the proposed merger will be accounted for by the method of accounting for tax-free mergers of investment companies. Under the terms of the Plan of Reorganization the merger provides for the transfer of all the assets and liabilities of Virtus All-Cap Growth Fund to Virtus Strategic Growth Fund and the subsequent liquidation of Virtus All-Cap Growth Fund. The accounting survivor in the proposed merger will be Virtus Strategic Growth Fund. This is because the Surviving Fund will invest in a style that is similar to the way in which Virtus All-Cap Growth Fund is currently operated. The Reorganization should also create better efficiencies for the portfolio management team. Virtus All-Cap Growth, the merging fund, will pay 35% of the costs of the reorganization and Virtus Strategic Growth Fund, the surviving fund, will pay 65% of the costs of the reorganization on a pro rata basis.

The pro forma combined statements should be read in conjunction with the historical financial statements of the Virtus Strategic Growth Fund and the notes thereto incorporated by reference in the Registration Statement filed on Form N-14. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could differ from those estimates.

Virtus Strategic Growth Fund and Virtus All-Cap Growth Fund are both, open-end, management investment companies registered under the Investment Company Act of 1940, as amended.

2. Shares of Beneficial Interest

The Pro Forma net asset value per share assumes the increase of shares of Virtus Strategic Growth Fund at September 30, 2008 in connection with the proposed reorganization. The amount of issued shares was calculated based on the net assets, as of September 30, 2008, of Virtus All-Cap Growth Fund (reported in 000s) of $59,824, $2,523 and $5,889, for Class A, Class B and Class C, respectively, and the net asset value of Virtus Strategic Growth Fund of $7.96, $7.08 and $7.09 for Class A, Class B, and Class C respectively. Shares of Virtus Strategic Growth Fund (reported in 000s) were increased by 1,723 for Class A, 51 for Class B and 118 for Class C in exchange for Class A, Class B, and Class C shares, respectively of Virtus All-Cap Growth Fund. The Pro Forma Statement of Assets & Liabilities reflects total shares outstanding of the combined fund and the amount of shares to be issued from Virtus All-Cap Growth Fund shareholders.

3. Pro Forma Operations

Pro Forma operating expenses are based on actual expenses of Virtus All-Cap Growth Fund and Virtus Strategic Growth Fund, with certain expenses adjusted to reflect the expected expenses of the combined entity. The investment advisory and administration fees have been calculated for the combined Funds based on the fee schedule in effect for Virtus Strategic Growth Fund at the combined level of average net assets for the period ended September 30, 2008.

4. Portfolio Valuation

Equity securities are valued at the official closing price (typically last sale) on the exchange on which the securities are primarily traded, or if no closing price is available, at the last bid price.

As required, some securities and assets may be valued at fair value as determined in good faith by or under the direction of the trustees.

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